Exhibit 99,2

Consent of Directors of
Rosewind Corporation

March 4, 2005

Pursuant to Section 7-108-202 of the Colorado Business Corporation Act, the undersigned being the sole director of Rosewind Corporation, a Colorado corporation, acting without notice of the holding of such meeting and consent to, adopts and votes in favor of the following resolutions:

1.
WHEREAS, the company’s management has determined that attractive business opportunities are presently available in Australian tourism which require that the company acquire, equip, staff and relocate a suitable sailboat to conduct an offshore sailing school in the vicinity of the Australian Great Barrier Reef.

2.
AND WHEREAS, the company’s management has entered into a contract to purchase that US documented Sailing Vessel located in Panama City, Florida, known as “Melinda Lee”, and initiated a survey and refit.

RESOLVED, the company purchase the Sailing Vessel Melinda Lee, as surveyed, from management for 1,150,000 shares of the common stock of the company.

FURTHER RESOLVED, that the company undertake the refit, re-documentation (in the new name “Six String, Loveland, Colorado”), staffing and relocation of the Sailing Vessel to Australia using cash to be borrowed form the Company’s management under such terms as may be available to the Company.

FURTHER RESOLVED, that the company hereby authorizes and appoints Michael Wiegand as agent of the company, to take full command of the Sailing Vessel Six String, to undertake on behalf of the company all acts and enter all agreements as shall be reasonably necessary and proper to carry out the resolutions of the company.

FURHTER RESOLVED, that this sole document shall be relied upon by any official of any country or territory having jurisdiction of the ports, seas and waterways through which the Sailing Vessel Six String shall pass en route to the Australian Great Barrier Reef.

/s/ James B. Wiegand
James B. Wiegand, Sole Director